UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2010
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F
☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Form 604
Corporations Act 2001
Section 671B
Notice of change of interest of substantial holder

To:	Company Name/ Scheme	Metal Storm Limited

ACN/ARSN		064 270 006
1.	Details of substantial holder(1)

Name	James Michael O’Dwyer

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	08/01/2010
The previous notice was given to the company on	14/12/2009
The previous notice was dated	14/12/2009
2.	Previous and present voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)

Ordinary	96,201,774	12.44%	83,438,954	9.82%

3.	Changes in relevant interests
Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Class and
	Person whose		Consideration	number of
Date of	relevant interest		given in relation	securities	Person’s votes
change	changed	Nature of change (6)	to change (7)	affected	affected

See Annexure ‘A’

4.	Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant	Registered holder of	Person entitled to be	Nature of relevant	Class and	Person’s votes
interest	securities	registered as holder (8)	interest (6)	number of securities

James Michael	James Michael	James Michael	Registered holder of	59,751,770	59,751,770
O’Dwyer	O’Dwyer	O’Dwyer	shares	ordinary shares

O’Dwyer	O’Dwyer	O’Dwyer	Registered holder of	23,687,184	23,687,184
Investments Pty Ltd	Investments Pty Ltd	Investments Pty Ltd	shares	ordinary shares
ACN 010 495 315	ACN 010 495 315	ACN 010 495 315

5.	Changes in association
The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association

Nil

6.	Addresses
The addresses of the person named in this form are as follows:

Name	Address

James Michael O’Dwyer	Unit 162, Admiralty Quays, 32 Macrossan Street, Brisbane

O’Dwyer Investments Pty Ltd ACN 010 495 315	c/o BDO Kendalls, Level 18, 300 Queen Street, Brisbane

Signature

print name	James Michael O’Dwyer	capacity

sign here	/s/ James Michael O’Dwyer	date 12/01/2010

DIRECTIONS
(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in section 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:
(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its association in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write “unknown”.

(9)	Give details, if appropriate, of the present association and any change in that associate since the last substantial holding notice.

Metal Storm Limited
ACN 064 270 006
Annexure ‘A’ to ASIC Form 604

This is the Annexure ‘A’ of 2 pages referred to in number 3 of the ASIC Form 604 signed and dated 12 January 2010.

	Person whose			Class and number
Date of	relevant interest	Nature of	Consideration given in	of securities	Person’s
Change	Changed	Change (6)	relation to change (7)	affected	votes affected
			AUD$	Common Stock	Common Stock

05/01/2010	James Michael O’Dwyer	Market Disposition	$0.026	550,000	550,000

05/01/2010	James Michael O’Dwyer	Market Disposition	$0.026	850,000	850,000

05/01/2010	James Michael O’Dwyer	Market Disposition	$0.027	500,000	500,000

05/01/2010	James Michael O’Dwyer	Market Disposition	$0.026	830,000	830,000

05/01/2010	James Michael O’Dwyer	Market Disposition	$0.025	750,000	750,000

05/01/2010	James Michael O’Dwyer	Market Disposition	$0.029	500,000	500,000

05/01/2010	James Michael O’Dwyer	Market Disposition	$0.028	800,000	800,000

05/01/2010	James Michael O’Dwyer	Market Disposition	$0.027	900,000	900,000

05/01/2010	James Michael O’Dwyer	Market Disposition	$0.027	650,000	650,000

18/12/2009	James Michael O’Dwyer	Market Disposition	$0.020	435,000	435,000

17/12/2009	James Michael O’Dwyer	Market Disposition	$0.021	350,000	350,000

16/12/2009	James Michael O’Dwyer	Market Disposition	$0.022	350,000	350,000

16/12/2009	James Michael O’Dwyer	Market Disposition	$0.020	525,000	525,000

14/12/2009	James Michael O’Dwyer	Market Disposition	$0.022	300,000	300,000

14/12/2009	James Michael O’Dwyer	Market Disposition	$0.022	350,000	350,000

11/12/2009	James Michael O’Dwyer	Market Disposition	$0.023	475,000	475,000

11/12/2009	James Michael O’Dwyer	Market Disposition	$0.024	519,324	519,324

10/12/2009	James Michael O’Dwyer	Market Disposition	$0.024	80,676	80,676

10/12/2009	James Michael O’Dwyer	Market Disposition	$0.024	635,000	635,000

	Person whose			Class and number
Date of	relevant interest	Nature of	Consideration given in	of securities	Person’s
Change	Changed	Change (6)	relation to change (7)	affected	votes affected
			AUD$	Common Stock	Common Stock
10/12/2009	James Michael O’Dwyer	Market Disposition	$0.025	650,000	650,000

10/12/2009	James Michael O’Dwyer	Market Disposition	$0.024	650,000	650,000

09/12/2009	James Michael O’Dwyer	Market Disposition	$0.026	500,000	500,000

09/12/2009	James Michael O’Dwyer	Market Disposition	$0.026	600,000	600,000

Total				12,750,000	12,750,000

/s/ James Michael O’Dwyer James Michael O’Dwyer

Appendix 3B
New Issue Announcement
Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional
securities and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited
ABN
99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 44,071,428 Ordinary Shares issued on exercise of unquoted options.

3	Principal terms of the +securities (e.g, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Ordinary shares issued pursuant to exercise of unquoted options.

+ See chapter 19 for defined terms

24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue Announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	1. $0.001 pursuant to exercise of unquoted options.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Ordinary shares issued in accordance with the terms and conditions of the Unquoted Options.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 13 January 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	893,348,479 109,401,205 33,040,799	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	46,124,381	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

+ See chapter 19 for defined terms

24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue Announcement
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

+ See chapter 19 for defined terms

24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue Announcement

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms

24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue Announcement
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.
24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue Announcement
Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue Announcement
Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Peter Ronald Wetzig	Date:	14 January 2010

(Company secretary)

Print name:	Peter Ronald Wetzig

+ See chapter 19 for defined terms

24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 14 January 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
18-Mar-10	$0.400	20,000
31-Mar-10	$0.400	200,000
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	32,851,881
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
31-Mar-13	$0.400	168,750
30-Jun-13	$0.400	168,750

		46,124,381

METAL STORM LIMITED ACN 064 270 006
Metal Storm to deliver MAUL™ Weapon Systems to Defence R&D Canada
Brisbane, Australia — January 18, 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
On 6 November, 2009 Metal Storm Limited announced that Metal Storm Inc (MSI) had received an order from Defence Research and Development Canada for three Metal Storm MAUL™ 12 gauge Multi-shot Accessory Under-barrel Launchers together with ammunition. The customer has now approved a more detailed release.
Defence R&D Canada is examining technologies that could be used in a future integrated small arms weapons system. Metal Storm technologies, the 3GL and MAULTM, have been identified as potential lightweight solutions providing semi-automatic fire and escalation of force capabilities. In addition, the electronic ignition technology is of considerable interest from the perspective of an enabling technology for an automatic target engagement capability. The MAULTM system has been purchased as representative of the two technologies and will undergo evaluation both from the perspective of user acceptance and EMC vulnerability and emissions.
Commenting on the agreement, Peter D. Faulkner MSI General Manager said “We are pleased to be working with Defence R&D Canada and are looking forward to receiving the results of their evaluation. We view this as the beginning of a long term relationship that could potentially lead to our participation in the development of Canada’s next generation small arms weapon system.”
The three MAULTM weapons will be delivered in March 2010, subject to export regulations.
ENDS
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST

Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.

Metal Storm Limited
ACN 064 270 006
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
Metal Storm signs Equity Subscription
Agreement for $700,000
Brisbane, Australia – Monday, 25 January 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited is pleased to announce it has entered in to a Share Subscription Agreement for a further $700,000 with a private investor and existing shareholder, Mr Andrew Doyle.
The Company has already received $300,000 which will be followed by a further $400,000 within 1 week of the Company holding a Meeting, where shareholders will be asked to approve the subscription as one of a series of resolutions.
If Shareholders approve the subscription, then within one week after the Meeting, the Company will issue $700,000 worth of ordinary shares at a price that is the lower of $0.018; or 90% of the VWAP over the 10 business days prior to the issue.
In addition the Company will issue one option for every share issued to the investor under this subscription agreement plus prior subscription agreements. These options will have an exercise price of $0.018, and a term of 18 months.
If Shareholders do not approve the resolution the Company will repay the initial $300,000, plus $10,000 to cover lost interest and other costs.
Metal Storm CEO Dr Lee Finniear welcomed the additional investment.
“Although the Company has recently signed an Equity Line of Credit facility with Global Emerging Markets Ltd (GEM), this additional cash investment is important to allow the Company to fund further development work.” Dr Finniear said. “We appreciate the financial support Mr Doyle has provided over the last 3 months at times when funding was at its most critical.”
The Company today received the first tranche of funds under the Equity Line of Credit facility totalling $260,000. Further funds are expected over the course of the next week. The Company expects these funds to arrive regularly in accordance with the terms of the agreement and does not intend to inform the market of each occurrence unless it falls outside the ordinary course of business.
ENDS

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST

Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA

Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
METAL STORM GETS FIVE
NEW PATENTS IN THE USA
Brisbane, Australia – Wednesday, 27 January 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited is pleased to announce that the US Patent Office has recently allowed and will grant 5 more Patents to Metal Storm. These important Patents provide certain protections for current Company products and some of the anticipated methods of deploying those products. Each Patent is paraphrased below.
Patent Serial No. 12/280108 is important for Metal Storm weapon and ammunition systems. It provides Patent protection for the internal sealing system within Metal Storm ammunition. The Patent defines one of the key inventions that allows Metal Storm ammunition to be fired using conventional propellants, while also making sure that when one projectile is fired, the hot gases do not ignite projectile propellants further down the projectile stack.
Patent Serial No. 12/273702 is important for less lethal and for large calibre weapons. It provides patent protection for systems that provide selectable kinetic energy (selectable velocity) using externally arranged propellant chambers. This is particularly important in multiple range less lethal weapon systems where you need to hit targets at different ranges with the same force, and other situations where the trajectory arc as well as range needs to be controlled.
Patent Serial No. 10/555510 includes a safety system that detects whether a projectile has moved after being fired. This provides feedback to the fire control system that it is safe to arm and fire the next projectile in the projectile stack.
Patent No. 7631600 is important for missile and incoming projectile defence. It protects the target interception system designed for Redback and that the Company may use in other systems in the future. The Patent covers a series of Metal Storm barrels on a mount, together with a controller and sensor configuration that determines the position of a target, computes a geographic and temporal projectile deployment pattern, and then fires projectiles to create that pattern to intercept the target. Example targets could include incoming missiles, rocket propelled grenades and explosive or kinetic rounds.
Patent No. 7637195 has important implications for the future of minefields. It protects the system of deploying multi-barrel weapon systems for set defence where each barrel contains a sensor projectile followed by a series of other projectiles. On deployment, the weapon system fires the sensor from each of the barrels to cover an area with sensors. If any sensor is triggered, the barrel to which it belongs fires a subsequent projectile to the same point as the

Metal Storm Limited
ACN 064 270 006
sensor to provide an effect at that position. Applications can include lethal or less-lethal effect options depending on the nature of the expected threat.
The system protected by this patent has several key benefits:
it could be deployed over large areas in seconds and provide unmanned defence for extended periods;
Unlike conventional minefields it is “self healing”, if an incursion triggers a firing, there would still be more projectiles in each barrel to maintain the protection at that point;
The protection could be switched off instantly, either over the entire area or for a path through the area;
The system could be instantly removed with no mines or other explosive ordnance remaining in the area that had been protected.
Metal Storm CEO Dr Lee Finniear said he believed this series of patents significantly reinforces the IP protection and current value of the Metal Storm IP Portfolio.
“These Patents are particularly relevant as they increase the IP protection of our current series of weapons and ammunition before they are released to market”, Dr Finniear said. “Maintaining and protecting our technical leadership in small arms is critical for the Company’s future”.
Dr Finniear added, “We are very fortunate to have a small but excellent team of talented engineers that are capable of creating these solutions, augmented by our dedicated in-house IP specialists who have pursued these patent claims to such a positive outcome”.
END

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST

Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA

Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments
Rule 4.7B
Appendix 4C
Quarterly report
for entities admitted
on the basis of commitments
Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.
Name of entity
Metal Storm Limited

ABN
99 064 270 006
Quarter ended (“current quarter”)
31 December 2009

Consolidated statement of cash flows

			Current	Year to date
			quarter	(12 months)
Cash flows related to operating activities			$A’000	$A’000

1.1	Receipts from customers		132	1,576
1.2	Payments for	(a) staff costs	(907)	(4,492)
		(b) advertising and marketing	—	—
		(c) research and development	(239)	(977)
		(d) leased assets	(3)	(195)
		(e) other working capital	(430)	(3,071)
1.3	Dividends received		—	—
1.4	Interest and other items of a similar nature received		5	190
1.5	Interest and other costs of finance paid		(113)	(1,587)
1.6	Income taxes paid		—	—
1.7	Other (provide details if material)		—	—

	Net operating cash flows		(1,555)	(8,556)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 1

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

		Current	Year to date
		quarter	(6 months)
		$A’000	$A’000

1.8	Net operating cash flows (carried forward)

	Cash flows related to investing activities
1.9	Payment for acquisition of:	—	—
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	(77)
	(d) physical non-current assets	—	—
	(e) other non-current assets
1.10	Proceeds from disposal of:	—	—
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—	—
	(e) other non-current assets	—	—
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—

	Net investing cash flows	—	(77)

1.14	Total operating and investing cash flows	(1,555)	(8,633)

	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	701	3,326
1.16	Proceeds from sale of forfeited shares	—	—
1.17	Proceeds from borrowings	427	427
1.18	Repayment of borrowings	(103)	(2,548)
1.19	Dividends paid	—	—
1.20	Other	85	(76)

	Net financing cash flows	1,110	1,129

	Net increase (decrease) in cash held	(445)	(7,504)

1.21	Cash at beginning of quarter/year to date	512	7,571
1.22	Exchange rate adjustments to item 1.20	—	—

1.23	Cash at end of quarter	67	67

+ See chapter 19 for defined terms.

Appendix 4C Page 2	24/10/2005

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments
Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter
		$A’000
1.24	Aggregate amount of payments to the parties included in item 1.2	169

1.25	Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions
Directors’ fees.
     Non-cash financing and investing activities
2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

—

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

—
     Financing facilities available
     Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available	Amount used
		$A’000	$A’000

3.1	Loan facilities	15,896	15,896

3.2	Credit standby arrangements	—	—

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 3

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments
Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown		Current quarter	Previous quarter
in the consolidated statement of cash flows) to the related		$A’000	$A’000
items in the accounts is as follows.

4.1	Cash on hand and at bank	67	67

4.2	Deposits at call	—	—

4.3	Bank overdraft	—	—

4.4	Other (provide details)	—	—

	Total: cash at end of quarter (item 1.23)	67	67

Acquisitions and disposals of business entities

		Acquisitions	Disposals
		(Item 1.9(a))	(Item 1.10(a))

5.1	Name of entity	—	—

5.2	Place of incorporation or registration	—	—

5.3	Consideration for acquisition or disposal	—	—

5.4	Total net assets	—	—

5.5	Nature of business	—	—

Compliance statement
1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

Sign here:	/s/ Peter Wetzig	Date: 28 January 2010

(Company secretary)

Print name:	Peter Wetzig

+ See chapter 19 for defined terms.

Appendix 4C Page 4	24/10/2005

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments
Notes
The Company recognises that its current cash balance is unlikely to be sufficient to fund operations for another two quarters without being supplemented by additional capital. The results reported in this Appendix 4C were in line with Company expectations.
The Company announced on 5 January 2010 that it entered into an agreement for an equity line of credit with UK based investment fund Global Emerging Markets (GEM) Global Yield Fund.
The facility amount of up to AU$20.2M is being made available to the Company. Initially, up to $800,000 (Tranche One) will be advanced to the Company 10 business days after Metal Storm issues the first Draw Down Notice. These funds are expected in four payments to be made in late January and early February.
Subsequently the Company can choose to initiate draw downs at a frequency of up to one draw down per 15 trading days. The Company can also choose, at its sole discretion, between the following two draw down types to suit its capital needs and market conditions at the time:
•	A cash advance equivalent to between 350% and 1,400% of the 15-day average trading volume (the size of advance between these bounds being determined by GEM),

•	A cash advance of up to $400,000 (which can be increased to a maximum of $800,000 at the discretion of GEM).
The facility provides Metal Storm with funding for approximately 24 to 36 months, depending on the size of each draw down. The split between compliance, administrative and product development/marketing (“commercialisation”) costs will also vary based on the size of each draw down. However, if the facility performs as expected, the Company anticipates that approximately 60% of the drawn down funds will be channelled into commercialisation.
In addition the Company has signed a subscription agreement providing a further $700,000 in capital. $300,000 was received on 25 January and the balance will be received within one week of the Company obtaining shareholder approval of the agreement expected to be in early March.
With this information in mind the Directors believe the Company to be a going concern and therefore in compliance with listing rule 12.2.

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 5

Appendix 4C
Monthly report for entities
admitted on the basis of commitments
Rule 4.7B
Appendix 4C
Monthly report
for entities admitted
on the basis of commitments
Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

Metal Storm Limited

ABN	Month ended (“current Month”)

99 064 270 006	31 December 2009

Consolidated statement of cash flows

	Current	Year to date
	Month	(12 months)
Cash flows related to operating activities	$A’000	$A’000

1.1 Receipts from customers	—	1,576
1.2 Payments for (a) staff costs	(288)	(4,492)
(b) advertising and marketing	—	—
(c) research and development	(150)	(977)
(d) leased assets	(1)	(195)
(e) other working capital	(98)	(3,071)
1.3 Dividends received	—	—
1.4 Interest and other items of a similar nature received	1	190
1.5 Interest and other costs of finance paid	(38)	(1,587)
1.6 Income taxes paid	—	—
1.7 Other (provide details if material)	—	—

Net operating cash flows	(574)	(8,556)

+	See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 1

Appendix 4C
Monthly report for entities
admitted on the basis of commitments

	Current	Year to date
	Month	(6 months)
	$A’000	$A’000

1.8 Net operating cash flows (carried forward)

Cash flows related to investing activities
1.9 Payment for acquisition of:	—	—
(a) businesses (item 5)	—	—
(b) equity investments	—	—
(c) intellectual property	—	—
(d) physical non-current assets	—	—
(e) other non-current assets
1.10 Proceeds from disposal of:	—	—
(a) businesses (item 5)	—	—
(b) equity investments	—	—
(c) intellectual property	—	(77)
(d) physical non-current assets	—	—
(e) other non-current assets
1.11 Loans to other entities	—	—
1.12 Loans repaid by other entities	—	—
1.13 Other (provide details if material)	—	—

Net investing cash flows	—	(77)

1.14 Total operating and investing cash flows	(574)	(8,633)

Cash flows related to financing activities
1.15 Proceeds from issues of shares, options, etc.	699	3,326
1.16 Proceeds from sale of forfeited shares	—	—
1.17 Proceeds from borrowings	10	427
1.18 Repayment of borrowings	(101)	(2,548)
1.19 Dividends paid	—	—
1.20 Other	—	(76)

Net financing cash flows	608	1,129

Net increase (decrease) in cash held	34	(7,504)

1.21 Cash at beginning of Month/year to date	33	7,571
1.22 Exchange rate adjustments to item 1.20	—	—

1.23 Cash at end of Month	67	67

+	See chapter 19 for defined terms.

Appendix 4C Page 2	24/10/2005

Appendix 4C
Monthly report for entities
admitted on the basis of commitments
Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

Current Month
$A’000
1.24 Aggregate amount of payments to the parties included in item 1.2	169

1.25 Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions
Directors’ fees.
Non-cash financing and investing activities
2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

–
2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

–
Financing facilities available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

	Amount available	Amount used
	$A’000	$A’000

3.1 Loan facilities	15,795	15,896

3.2 Credit standby arrangements	—	—

+	See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 3

Appendix 4C
Monthly report for entities
admitted on the basis of commitments
Reconciliation of cash

Reconciliation of cash at the end of the Month (as shown
in the consolidated statement of cash flows) to the related	Current Month	Previous Month
items in the accounts is as follows.	$A’000	$A’000

4.1 Cash on hand and at bank	67	67

4.2 Deposits at call	—	—

4.3 Bank overdraft	—	—

4.4 Other (provide details)	—	—

Total: cash at end of Month (item 1.23)	67	67

Acquisitions and disposals of business entities

	Acquisitions	Disposals
	(Item 1.9(a))	(Item 1.10(a))

5.1 Name of entity	—	—

5.2 Place of incorporation or registration	—	—

5.3 Consideration for acquisition or disposal	—	—

5.4 Total net assets	—	—

5.5 Nature of business	—	—

Compliance statement
1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.
2	This statement does give a true and fair view of the matters disclosed.

Sign here:	/s/ Peter Wetzig	Date: 28 January 2010
(Company secretary)
Print name:	Peter Wetzig

+	See chapter 19 for defined terms.

Appendix 4C Page 4	24/10/2005

Appendix 4C
Monthly report for entities
admitted on the basis of commitments
Notes
The Company recognises that its current cash balance is unlikely to be sufficient to fund operations for another two quarters without being supplemented by additional capital. The results reported in this Appendix 4C were in line with Company expectations.
The Company announced on 5 January 2010 that it entered into an agreement for an equity line of credit with UK based investment fund Global Emerging Markets (GEM) Global Yield Fund.
The facility amount of up to AU$20.2M is being made available to the Company. Initially, up to $800,000 (Tranche One) will be advanced to the Company 10 business days after Metal Storm issues the first Draw Down Notice. These funds are expected in four payments to be made in late January and early February.
Subsequently the Company can choose to initiate draw downs at a frequency of up to one draw down per 15 trading days. The Company can also choose, at its sole discretion, between the following two draw down types to suit its capital needs and market conditions at the time:
•	A cash advance equivalent to between 350% and 1,400% of the 15-day average trading volume (the size of advance between these bounds being determined by GEM),

•	A cash advance of up to $400,000 (which can be increased to a maximum of $800,000 at the discretion of GEM).
The facility provides Metal Storm with funding for approximately 24 to 36 months, depending on the size of each draw down. The split between compliance, administrative and product development/marketing (“commercialisation”) costs will also vary based on the size of each draw down. However, if the facility performs as expected, the Company anticipates that approximately 60% of the drawn down funds will be channelled into commercialisation.
In addition the Company has signed a subscription agreement providing a further $700,000 in capital. $300,000 was received on 25 January and the balance will be received within one week of the Company obtaining shareholder approval of the agreement expected to be in early March.
With this information in mind the Directors believe the Company to be a going concern and therefore in compliance with listing rule 12.2.

+	See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 5

METAL STORM LIMITED ACN 064 270 006 AMENDED APPENDIX 4C DECEMBER 2009 MONTH AND QUARTER

Brisbane, Australia — Friday, 29 January 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited released to the market yesterday its Appendix 4C for the December 2009 month and quarter. Both reports contained a material error whereby the amounts stated for Directors’ fees were inadvertently entered as year to date amounts instead of the amount paid during the respective period.
This affected item 1.24 only and has been corrected in the attached Amended Appendix 4C reports, all other information provided remains unchanged.
The effect of this correction is a reduction in Directors’ fee from a stated $169k to zero paid in the December month and from a stated $169k to $7k paid in the December quarter.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non- mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 4C Monthly report for
entities admitted on the basis of
commitments
Rule 4.7B
Appendix 4C
Monthly report for
entities admitted
on the basis of commitments
Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.
Name of entity
 Metal Storm Limited

ABN	Month ended (“current Month”)

99 064 270 006	31 December 2009

     Consolidated statement of cash flows

	Current	Year to date
	Month	(12 months)
Cash flows related to operating activities	$A'000	$A'000

1.1 Receipts from customers	—	1,576

1.2 Payments for (a) staff costs	(288)	(4,492)
(b) advertising and marketing	—	—
(c) research and development	(150)	(977)
(d) leased assets	(1)	(195)
(e) other working capital	(98)	(3,071)
1.3 Dividends received	—	—
1.4 Interest and other items of a similar nature received	1	190
1.5 Interest and other costs of finance paid	(38)	(1,587)
1.6 Income taxes paid	—	—
1.7 Other (provide details if material)	—	—

Net operating cash flows	(574)	(8,556)

+	See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 1

Appendix 4C
Monthly report for entities
admitted on the basis of commitments

	Current	Year to date
	Month	(6 months)
	$A’000	$A’000

1.8 Net operating cash flows (carried forward)

Cash flows related to investing activities
1.9 Payment for acquisition of:
(a) businesses (item 5)	—	—
(b) equity investments	—	—
(c) intellectual property	—	—
(d) physical non-current assets	—	—
(e) other non-current assets	—	—
1.10 Proceeds from disposal of:
(a) businesses (item 5)	—	—
(b) equity investments	—	—
(c) intellectual property	—	—
(d) physical non-current assets	—	(77)
(e) other non-current assets	—	—
1.11 Loans to other entities	—	—
1.12 Loans repaid by other entities	—	—
1.13 Other (provide details if material)	—	—

Net investing cash flows	—	(77)

1.14 Total operating and investing cash flows	(574)	(8,633)

Cash flows related to financing activities
1.15 Proceeds from issues of shares, options, etc.	699	3,326
1.16 Proceeds from sale of forfeited shares	—	—
1.17 Proceeds from borrowings	10	427
1.18 Repayment of borrowings	(101)	(2,548)
1.19 Dividends paid	—	—
1.20 Other	—	(76)

Net financing cash flows	608	1,129

Net increase (decrease) in cash held	34	(7,504)
1.21 Cash at beginning of Month/year to date	33	7,571
1.22 Exchange rate adjustments to item 1.20	—	—

1.23 Cash at end of Month	67	67

+	See chapter 19 for defined terms.

Appendix 4C Page 2	24/10/2005

Appendix 4C Monthly report for
entities admitted on the basis of
commitments
Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

Current Month
$A’000
1.24 Aggregate amount of payments to the parties included in item 1.2	—

1.25 Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions
Directors’ fees.
     Non-cash financing and investing activities
2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
—
2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest
—
Financing facilities available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

	Amount available	Amount used
	$A’000	$A’000

3.1 Loan facilities	15,795	15,896

3.2 Credit standby arrangements	—	—

+	See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 3

Appendix 4C
Monthly report for entities
admitted on the basis of commitments
Reconciliation of cash

Reconciliation of cash at the end of the Month (as shown
in the consolidated statement of cash flows) to the related	Current Month	Previous Month
items in the accounts is as follows.	$A’000	$A’000

4.1 Cash on hand and at bank	67	67

4.2 Deposits at call	—	—

4.3 Bank overdraft	—	—

4.4 Other (provide details)	—	—

Total: cash at end of Month (item 1.23)	67	67

Acquisitions and disposals of business entities

	Acquisitions	Disposals
	(Item 1.9(a))	(Item 1.10(a))

5.1 Name of entity	—	—

5.2 Place of incorporation or registration	—	—

5.3 Consideration for acquisition or disposal	—	—

5.4 Total net assets	—	—

5.5 Nature of business	—	—

Compliance statement
1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does /does not* (delete one) give a true and fair view of the matters disclosed.

Sign here:	/s/ Peter R Wetzig (Director/Company secretary)	Date: 29 January 2010

Print name:	Peter R Wetzig

+	See chapter 19 for defined terms.

Appendix 4C Page 4	24/10/2005

Appendix 4C Monthly report for
entities admitted on the basis of
commitments
Notes
The Company recognises that its current cash balance is unlikely to be sufficient to fund operations for another two quarters without being supplemented by additional capital. The results reported in this Appendix 4C were in line with Company expectations.
The Company announced on 5 January 2010 that it entered into an agreement for an equity line of credit with UK based investment fund Global Emerging Markets (GEM) Global Yield Fund.
The facility amount of up to AU$20.2M is being made available to the Company. Initially, up to $800,000 (Tranche One) will be advanced to the Company 10 business days after Metal Storm issues the first Draw Down Notice. These funds are expected in four payments to be made in late January and early February.
Subsequently the Company can choose to initiate draw downs at a frequency of up to one draw down per 15 trading days. The Company can also choose, at its sole discretion, between the following two draw down types to suit its capital needs and market conditions at the time:
☐	A cash advance equivalent to between 350% and 1,400% of the 15-day average trading volume (the size of advance between these bounds being determined by GEM),

☐	A cash advance of up to $400,000 (which can be increased to a maximum of $800,000 at the discretion of GEM).
The facility provides Metal Storm with funding for approximately 24 to 36 months, depending on the size of each draw down. The split between compliance, administrative and product development/marketing (“commercialisation”) costs will also vary based on the size of each draw down. However, if the facility performs as expected, the Company anticipates that approximately 60% of the drawn down funds will be channelled into commercialisation.
In addition the Company has signed a subscription agreement providing a further $700,000 in capital. $300,000 was received on 25 January and the balance will be received within one week of the Company obtaining shareholder approval of the agreement expected to be in early March.
With this information in mind the Directors believe the Company to be a going concern and therefore in compliance with listing rule 12.2.

+	See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 5

Appendix 4C Quarterly report for
entities admitted on the basis of
commitments
Rule 4.7B
Appendix 4C
Quarterly report
for entities admitted
on the basis of commitments
Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.
Name of entity
Metal Storm Limited

ABN	Quarter ended ("current quarter")

99 064 270 006	31 December 2009

     Consolidated statement of cash flows

	Current	Year to date
	quarter	(12 months)
Cash flows related to operating activities	$A'000	$A'000

1.1 Receipts from customers	132	1,576
1.2 Payments for (a) staff costs	(907)	(4,492)
(b) advertising and marketing	—	—
(c) research and development	(239)	(977)
(d) leased assets	(3)	(195)
(e) other working capital	(430)	(3,071)
1.3 Dividends received	—	—
1.4 Interest and other items of a similar nature received	5	190
1.5 Interest and other costs of finance paid	(113)	(1,587)
1.6 Income taxes paid	—	—
1.7 Other (provide details if material)	—	—

Net operating cash flows	(1,555)	(8,556)

+	See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 1

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

	Current	Year to date
	quarter	(6 months)
	$A’000	$A’000

1.8 Net operating cash flows (carried forward)

Cash flows related to investing activities
1.9 Payment for acquisition of:
(a) businesses (item 5)	—	—
(b) equity investments	—	—
(c) intellectual property	—	—
(d) physical non-current assets	—	(77)
(e) other non-current assets	—	—
1.10 Proceeds from disposal of:
(a) businesses (item 5)	—	—
(b) equity investments	—	—
(c) intellectual property	—	—
(d) physical non-current assets	—	—
(e) other non-current assets	—	—
1.11 Loans to other entities	—	—
1.12 Loans repaid by other entities	—	—
1.13 Other (provide details if material)	—	—

Net investing cash flows	—	(77)

1.14 Total operating and investing cash flows	(1,555)	(8,633)

Cash flows related to financing activities
1.15 Proceeds from issues of shares, options, etc.	701	3,326
1.16 Proceeds from sale of forfeited shares	—	—
1.17 Proceeds from borrowings	427	427
1.18 Repayment of borrowings	(103)	(2,548)
1.19 Dividends paid	—	—
1.20 Other	85	(76)

Net financing cash flows	1,110	1,129

Net increase (decrease) in cash held	(445)	(7,504)

1.21 Cash at beginning of quarter/year to date	512	7,571
1.22 Exchange rate adjustments to item 1.20	—	—

1.23 Cash at end of quarter	67	67

+	See chapter 19 for defined terms.

Appendix 4C Page 2	24/10/2005

Appendix 4C Quarterly report for
entities admitted on the basis of
commitments
Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

Current quarter
$A’000
1.24 Aggregate amount of payments to the parties included in item 1.2	7

1.25 Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions
Directors’ fees.
    Non-cash financing and investing activities
2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
—
2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest
—
    Financing facilities available
    Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

	Amount available	Amount used
	$A’000	$A’000

3.1 Loan facilities	15,896	15,896

3.2 Credit standby arrangements	—	—

+	See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 3

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments
Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown
in the consolidated statement of cash flows) to the related	Current quarter	Previous quarter
items in the accounts is as follows.	$A'000	$A'000

4.1 Cash on hand and at bank	67	67

4.2 Deposits at call	—	—

4.3 Bank overdraft	—	—

4.4 Other (provide details)	—	—

Total: cash at end of quarter (item 1.23)	67	67

Acquisitions and disposals of business entities

	Acquisitions	Disposals
	(Item 1.9(a))	(Item 1.10(a))

5.1 Name of entity	—	—

5.2 Place of incorporation or registration	—	—

5.3 Consideration for acquisition or disposal	—	—

5.4 Total net assets	—	—

5.5 Nature of business	—	—

Compliance statement
1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does /does not* (delete one) give a true and fair view of the matters disclosed.

Sign here:	/s/ Peter R Wetzig	Date: 29 January 2010

(Director/Company secretary)
Print name: Peter R Wetzig

+	See chapter 19 for defined terms.

Appendix 4C Page 4	24/10/2005

Appendix 4C Quarterly report for
entities admitted on the basis of
commitments
Notes
The Company recognises that its current cash balance is unlikely to be sufficient to fund operations for another two quarters without being supplemented by additional capital. The results reported in this Appendix 4C were in line with Company expectations.
The Company announced on 5 January 2010 that it entered into an agreement for an equity line of credit with UK based investment fund Global Emerging Markets (GEM) Global Yield Fund.
The facility amount of up to AU$20.2M is being made available to the Company. Initially, up to $800,000 (Tranche One) will be advanced to the Company 10 business days after Metal Storm issues the first Draw Down Notice. These funds are expected in four payments to be made in late January and early February.
Subsequently the Company can choose to initiate draw downs at a frequency of up to one draw down per 15 trading days. The Company can also choose, at its sole discretion, between the following two draw down types to suit its capital needs and market conditions at the time:
☐	A cash advance equivalent to between 350% and 1,400% of the 15-day average trading volume (the size of advance between these bounds being determined by GEM),

☐	A cash advance of up to $400,000 (which can be increased to a maximum of $800,000 at the discretion of GEM).
The facility provides Metal Storm with funding for approximately 24 to 36 months, depending on the size of each draw down. The split between compliance, administrative and product development/marketing (“commercialisation”) costs will also vary based on the size of each draw down. However, if the facility performs as expected, the Company anticipates that approximately 60% of the drawn down funds will be channelled into commercialisation.
In addition the Company has signed a subscription agreement providing a further $700,000 in capital. $300,000 was received on 25 January and the balance will be received within one week of the Company obtaining shareholder approval of the agreement expected to be in early March.
With this information in mind the Directors believe the Company to be a going concern and therefore in compliance with listing rule 12.2.

+	See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 5

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: January 30, 2010	By:	/s/ Peter Wetzig
	Name:	Peter Wetzig
	Title:	Company Secretary